ATS INC.
71683 Riverside Drive
COVINGTON,
Louisiana 70433
USA
T: +1 985 249 5300
F: +I 985 249 5388
October 5, 2006
Energy Partners Ltd.
201 St. Charles Ave., Ste 3400
New Orleans, LA 70170-3400
Attn: Richard Bachmann
Chairman of the Board and Chief Executive Officer
Dear Mr. Bachmann,
     ATS was pleased with the Delaware Chancery Court’s recent ruling that Section 6.2(e) of your merger agreement with Stone Energy Corporation (“Stone”) does not prohibit Energy Partners Ltd. (“EPL”) from talking to us about our pending offer to acquire EPL. As addressed in your initial conversation with Don Voelte, CEO of Woodside Petroleum Ltd. on August 28, 2006, our advisors felt your hands were tied by the Stone Merger Agreement — now that those binds have been lifted we are available to have discussions.
     We firmly believe that our offer of US$23.00 per share (subject to increase by US$1.00 in certain specified cases) is a fair valuation (especially in light of the substantial decreases in the commodities markets and the corresponding decline in your E&P peer group since our offer was announced). However, we would be willing to listen to and review any information that you think could convince us otherwise.
     Should EPL wish to discuss our offer with us further, please do not hesitate to contact me at +61 437 200 882, or feel free to contact Don Voelte on the personal contact numbers he provided on your August 28th call.

Sincerely,
/s/ Mark Chatterji
Mark Chatterji
President